Exhibit 4.1

Description of the Company’s Common Stock Registered Under Section 12 of the Exchange Act of 1934, as amended

We have authorized capital stock consisting of 50,000,000 shares of common stock and 3,333,333 shares of preferred stock. On March 8, 2018, FINRA approved a reverse split of 1 for 150 as well as, effective and approved by FINRA on August 19, 2019, a reverse split of our common stock at a ratio of 1 for 15. All share and per share, information in the accompanying consolidated financial statements and footnotes has been retroactively restated to reflect the reverse split.

The holders of common stock are entitled to one vote per share. Our certificate of incorporation does not provide for cumulative voting. The holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of legally available funds. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the Board of Directors and issued in the future.